UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Santander Consumer USA Holdings Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

80283M 101

(CUSIP Number)

Gerard A. Chamberlain

Santander Holdings USA, Inc.

75 State Street

Boston, Massachusetts 02109

(617) 346-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80283M 101

1.	Names of Reporting Persons Banco Santander, S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Spain

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 245,593,555
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 245,593,555

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 245,593,555
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 68.3%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 80283M 101

1.	Names of Reporting Persons Santander Holdings USA, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Virginia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 245,593,555
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 245,593,555

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 245,593,555
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 68.3%
14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, par value $0.01 per share (“Common Stock”), of Santander Consumer USA Holdings Inc. (“SC” or the “Issuer”), a Delaware corporation with its principal executive offices located at 1601 Elm St. Suite #800, Dallas, Texas 75201.

Item 2.	Identity and Background

(a), (b), (c). The names of the persons filing this statement (the “Reporting Persons”) are Banco Santander, S.A., a Spanish bank organized under the laws of the Kingdom of Spain (“Santander”), and Santander Holdings USA, Inc., a Virginia corporation and a wholly owned subsidiary of Santander (“SHUSA”).

Santander is a financial group operating principally in Spain, the United Kingdom, Portugal, other European countries, Brazil and other Latin American countries, and the United States, offering a wide range of financial products, including retail banking and consumer finance, global wholesale banking, and asset management and insurance. At December 31, 2016, Santander had a market capitalization of €72.3 billion, shareholders’ equity of €90.9 billion and total assets of €1,339.1 billion. As of December 31, 2016, Santander had 57,259 employees and 4,805 branch offices in Continental Europe, 25,688 employees and 844 branches in the United Kingdom, 86,312 employees and 5,818 branches in Latin America, 17,509 employees and, together with SHUSA, 768 branches in the United States and 1,724 employees in other geographic regions.

Santander’s principal executive offices are located at Ciudad Grupo Santander, Avda. De Cantabria, s/n 28660 Boadilla del Monte, Madrid, Spain.

SHUSA, a wholly owned subsidiary of Santander, is the parent company of Santander Bank, National Association, a national banking association, and owns a majority interest of SC. At December 31, 2016, SHUSA had approximately 16,500 employees.

SHUSA’s principal executive offices are located at 75 State Street, Boston, Massachusetts 02109.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of each of Santander and SHUSA is set forth on Schedule A.

(d) and (e). Neither Santander or SHUSA nor any person identified in Item 2(a), (b) and (c) hereof has ever been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding of any judicial or administrative body that resulted in a judgment, decree or final order against such person enjoining him against future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f). Please see Schedule A.

Item 3.	Source and Amount of Funds or Other Consideration

On November 15, 2017, Santander purchased 34,598,506 shares of Common Stock from DDFS LLC (“DDFS”) for the aggregate purchase price of $941,945,420. Santander purchased the shares of Common Stock with its working capital. On November 15, 2017, Santander contributed the 34,598,506 shares of Common Stock to SHUSA as a capital contribution.

Item 4.	Purpose of Transaction

On July 2, 2015, SC, SHUSA’s majority-owned subsidiary, announced the departure of Thomas G. Dundon from his roles as the Chairman of SC’s Board of Directors and Chief Executive Officer of SC. In connection with his departure, on July 2, 2015, Mr. Dundon entered into a Separation Agreement with SC, DDFS, SHUSA, Santander Consumer USA Inc. (SC’s wholly owned subsidiary) and Santander (as subsequently amended, the “Separation Agreement”).

In connection with, and pursuant to, the Separation Agreement, on July 2, 2015, SC, SHUSA, DDFS, Mr. Dundon and Santander agreed to the exercise of the call option provided for in the Shareholders Agreement, dated as of January 28, 2014, by and among SC, SHUSA, DDFS, Mr. Dundon, Sponsor Auto Finance Holdings Series LP, and, solely for certain sections set forth therein, Santander (as amended, the “Shareholders Agreement”).

Pursuant to the Separation Agreement, SHUSA was deemed to have delivered as of July 3, 2015 an irrevocable notice to exercise the call option with respect to all the shares of Common Stock owned by DDFS and consummate the transactions contemplated by such call option notice, subject to required bank regulatory approvals and any other approvals required by law being obtained (the “Call Transaction”), at a price per share of Common Stock of $26.17.

On August 31, 2016, in accordance with the Shareholders Agreement, Santander exercised its option to assume SHUSA’s obligation to purchase the 34,598,506 shares of Common Stock in respect of the Call Transaction.

On November 15, 2017, SC, DDFS, Mr. Dundon, SHUSA, Santander Consumer and Santander entered into a settlement agreement and release, and thereafter Santander completed the purchase of 34,598,506 shares of Common Stock in the Call Transaction and contributed the 34,598,506 shares of Common Stock to SHUSA.

The shares of Common Stock purchased by Santander pursuant to the Call Transaction were acquired for investment purposes pursuant to existing contractual arrangements. Prior to the Call Transaction, SHUSA owned approximately 58.7% of the outstanding Common Stock of SC. No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

The Reporting Persons have reviewed and intend to continually review, consider and evaluate their ongoing investment in SC and all potential options with respect thereto. Depending on various factors (including, without limitation, the results of the Reporting Persons’ ongoing evaluation of SC and its future business prospects; SC’s and the Reporting Persons’ respective financial positions; the Reporting Persons’ investment strategy; the benefits and disadvantages to the Reporting Persons and to SC (including with respect to accounting and regulatory capital considerations) of the Reporting Persons owning a controlling interest in but not 100% of SC; the Reporting Persons’ current and anticipated status, relationship and discussions with their various regulators; the trading price of the Common Stock; and conditions in the securities markets and general economic and industry conditions), the Reporting Persons may in the future take such actions with respect to their investment in SC as they deem appropriate (including, without limitation, (i) with or without the assistance of legal and/or financial advisors, engaging in communications with management, the board of directors, and/or certain stockholders of SC, applicable regulators and/or others regarding SC and the Reporting Persons’ investment in SC, including in connection therewith possibly making recommendations and/or proposals to SC concerning changes to the capitalization, corporate structure, ownership structure, board structure (including seeking additional board representation) or operations of SC; (ii) seeking to purchase all or a portion of the remaining outstanding shares of Common Stock, including indirectly through any stock repurchase program SC may execute in the future; and (iii) changing their intention with respect to any and all matters referred to in this Item 4).

Item 5.	Interest in Securities of the Issuer

(a) The aggregate percentage of Common Stock reported as beneficially owned by each Reporting Person named herein is based upon 359,946,656 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of October 31, 2017, as reported in SC’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2017. Following consummation of the Call Transaction, SHUSA owns directly, in the aggregate, 245,593,555 shares of Common Stock. By virtue of its relationship with SHUSA discussed in further detail in Item 2, Santander may be deemed to beneficially own the Common Stock owned directly by SHUSA. These 245,593,555 shares represent approximately 68.3% of the outstanding shares of Common Stock.

The following person listed on Schedule A beneficially owns the number of shares of Common Stock indicated: Stephen Alan Ferriss (12,847 shares of Common Stock, including 5,207 currently exercisable options). Mr. Ferriss has the sole voting power and sole dispositive power in respect of the entirety of the number of shares of Common Stock.

(b) Each of SHUSA and Santander is deemed to have shared power to vote and dispose of the 245,593,555 shares of Common Stock owned directly by SHUSA as a result of the Call Transaction.

(c) Except as set forth in Item 4, there were no transactions in the Common Stock effected by Santander, SHUSA or by any person identified in Item 2(a), (b) or (c) hereof during the 60 days preceding the date of this Schedule 13D.

(d) No person other than SHUSA and Santander has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that are the subject of this Schedule 13D.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth under Items 4 and 5 of this Schedule 13D is incorporated herein by reference. Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above, or between such person and any other person with respect to the securities of SC, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7	Material to Be Filed as Exhibits

The following Exhibits are filed herewith:

99.1 Joint Filing Agreement

99.2 Separation Agreement (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on July 2, 2015)

99.3 Form of Shareholders Agreement (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1/A filed on January 17, 2014)

99.4 Second Amendment to Shareholders Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on July 2, 2015)

99.5 Third Amendment to Shareholders Agreement (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on September 7, 2016)

99.6 Settlement Agreement and Release (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on November 17, 2017)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2017

BANCO SANTANDER, S.A.

By:	/s/ Javier Illescas
Name: Javier Illescas
Title: Attorney in Fact

SANTANDER HOLDINGS USA, INC.

By:	/s/ Gerard A. Chamberlain
Name: Gerard A. Chamberlain
Title: Senior Vice President and Assistant Secretary

SCHEDULE A

The name, business or residential address, title, present principal occupation or employment, and citizenship of each of the directors and executive officers of Santander and SHUSA are set forth below.

Santander

Name	Business or Residential Address	Present Principal Occupation or Employment	Citizenship

Directors
Ana Patricia Botín-Sanz de Sautuola y O’Shea	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) - Spain	Executive Chairman of Banco Santander, S.A.	Spain

Belén Romana García	Calle la Masó 99, 5, 28034, Madrid - Spain	Non-Executive Director (independent) of Banco Santander, S.A. and Non-Executive Director of Aviva Plc	Spain

Bruce Neil Carnegie-Brown	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) — Spain	Vice Chairman (non-executive director) of Banco Santander, S.A.; Non-Executive Chairman of Moneysupemarket.com Group Plc and Non-Executive Chairman of Lloyd’s of London Limited Plc	United Kingdom

Carlos Fernández González	FINACCESS, S.A.P.I. DE C.V., Lomas de Chapultepec, México D.F. 11000	Chairman of the Board of Directors and CEO of Finaccess, S.A.P.I., Member of the Board of Directors and Member of the Supervisory Board of Inmobiliaria Colonial, S.A.; and member of the Board of Directors of Amrest Holding, S.E.	Mexico and Spain

Esther Giménez-Salinas i Colomer	Fundación Pere Tarrés, Universidad Ramon Llull. Santalo, 37, 08021, Barcelona - Spain	Emeritus Professor at the Universidad Ramon Llull, Board Member of Unibasq and Aqu and Gawa Capital Partners, S.A. Member of the Advisory Committee of Endesa-Catalunya	Spain

Guillermo de la Dehesa Romero	AVIVA España, Camino Fuente de la Mora, 9. 28050 Madrid - Spain

Non-Executive Vice-Chairman of Amadeus IT Holdings, S.A. , Non-Executive Chairman

of Aviva Corporación and Aviva Vida y Pensiones, S.A. de Seguros y Reaseguros, and Chairman of Aviva Grupo Corporativo, S.L.

Spain

Homaira Akbari	2555 North Pearl Street, Apt. 1604, Dallas, TX 75201-USA	Chief Executive Officer of AKnowledge Partners, LLC, non-executive director of Gemalto NV, Landstar System, Inc. and Veolia Environment S.A.	France and United States of America

Name	Business or Residential Address	Present Principal Occupation or Employment	Citizenship

Ignacio Benjumea Cabeza de Vaca	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) — Spain	Non-Executive Director of Banco Santander, S.A.; Vice-Chairman of the Fundación de Estudios Financieros and serves on the Board of Trustees and of the Executive Committee of Fundación Banco Santander.	Spain

Isabel Tocino Biscarolasaga	Camino de los Mesoncillos, 62, La Moraleja, 28109 Alcobendas (Madrid) — Spain	Non-Executive Director (independent) of Banco Santander, S.A.; Non-Executive Director of ENCE Energía and Celulosa, S.A.; and of ENAGÁS, S.A.	Spain

Francisco Javier Botín-Sanz de Sautuola y O’Shea	JB Capital Markets, Sociedad de Valores, S.A.U. Plaza, Manuel Gomez Moreno, 2 — 15, Edificio Mahou, 28020 Madrid - Spain	Executive Chairman of JB Capital Markets, Sociedad de Valores, S.A.U.	Spain

José Antonio Álvarez Álvarez	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) — Spain	Chief Executive Officer of Banco Santander, S.A.	Spain

Juan Miguel Villar Mir	Grupo Villar Mir S.A.U., Paseo de la Castellana 259 D, Torre Espacio, planta 51, 28046, Madrid - Spain	Chairman of Grupo Villar Mir S.A.U.	Spain

Matías Rodriguez Inciarte	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) — Spain	Vice Chairman (Executive Director) of Banco Santander, S.A.	Spain

Rodrigo Echenique Gordillo	Banco Santander, S.A., Paseo de la Castellana, 24, 28046, Madrid — Spain	Vice Chairman (Executive Director) of Banco Santander, S.A.	Spain

Sol Daurella Comadrán	COBEGA, S.A., Avenida Paisos Catalans, 32, 08950 Esplugues de Llobregat - Barcelona - Spain	Executive Chairman of Olive Partners, S.A.; Non-Executive Chairman of Coca Cola European Partners, Plc and other positions at Cobega Group companies	Spain and Dominican Republic

Executive Officers (Who Are Not Directors)
Andreu Plaza López	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) — Spain	Executive Vice President, Technology and Operations, Santander Group	Spain

Ángel Rivera Congosto	Banco Santander (Mexico), S.A., Prolongacion Paseo de la Reforma No. 500, Col. Lomas de Santa Fe, 01219 Mexico City - Mexico	Senior Executive Vice President, Retail and Commercial Banking, Santander Mexico Group	Spain

Name	Business or Residential Address	Present Principal Occupation or Employment	Citizenship

Jaime Pérez Renovales	Banco Santander, S.A., Avda. Cantabria, s/n Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) — Spain	Senior Executive Vice President, General Secretary’s Office and Human Resources Office, Santander Group	Spain

Javier Maldonado Trinchant	Banco Santander International 1401 Brickell Ave. Piso 15 Miami, Florida 33131	Senior Executive Vice President, Global Head of Cost Control, Banco Santander, S.A.	Spain

Javier San Félix García	Santander UK, 2 Triton Square, Regent’s Place, London, NW13AN, United Kingdom	Senior Executive Vice President, Retail and Commercial Banking, Santander UK	Spain

Jennifer Scardino	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) — Spain	Senior Executive Vice President, Communication, Corporate Marketing and Research, Banco Santander, S.A.	United Kingdom and United States of America

José Antonio García Cantera	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) — Spain	Senior Executive Vice President, Chief Financial Officer, Santander Group	Spain

José Francisco Doncel Razola	Banco Santander, S.A., Avda. de Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) — Spain	Senior Executive Vice President and Head of the Accounting and Control Division. Banco Santander, S.A.	Spain

José Luis de Mora Gil-Gallardo	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) — Spain	Senior Executive Vice President, Financial Planning and Corporate Development, Santander Group	Spain

José Maria Linares Perou	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) — Spain	Senior Executive Vice President, Global Corporate Banking, Santander Group	United Kingdom, Bolivia

José María Nus Badía	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) — Spain	Senior Executive Vice President, Chief Risk Officer, Santander Group	Spain

Juan Guitard Marín	Ciudad Grupo Santander Edificio Marisma, pl. 2 28660 Boadilla del Monte (Madrid) - Spain	Senior Executive Vice President and Group Chief Internal Audit Division, Banco Santander, S.A.	Spain

Name	Business or Residential Address	Present Principal Occupation or Employment	Citizenship

Juan Manuel Cendoya Méndez de Vigo	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) — Spain	Senior Executive Vice President, Communication, Corporate Marketing and Research, Santander Group	Spain

Keiran Foad	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) — Spain	Senior Executive Vice President, Risks, Banco Santander, S.A.	United Kingdom

Magdalena Sofía Salarich Fernández de Valderrama	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) — Spain	Senior Executive Vice President, Banco Santander, S.A. and Head of Santander Consumer Finance	Spain

Mónica López-Monís Gallego	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) — Spain	Senior Executive Vice President, Chief Compliance Officer, Santander Group	Spain

José Rami Aboukhair Hurtado	Santander España, Gran Vía de Hortaleza, N°3, Edificio Cantabria, 2[a] Planta, 28033, Madrid — Spain	Senior Executive Vice President and Country Head of Santander Spain	Spain

Victor Matarranz Sanz de Madrid	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) — Spain	Senior Executive Vice President, Head of Santander Wealth Management Division	Spain

Lindsay Tyler Argalas	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) — Spain	Senior Executive Vice President, Director of Santander Digital	United States of America

SHUSA

Name	Business or Residential Address	Present Principal Occupation or Employment	Citizenship

Directors

Juan Maria Olaizola Bartolome	Santander UK plc 2 Triton Square, Regents Place London NW1 3AN, United Kingdom	Chief Operating Officer, Santander UK plc	Spain

Stephen Alan Ferriss	785 Crandon Blvd., #1605 Key Biscayne, FL 33149	Retired	United States of America

Name	Business or Residential Address	Present Principal Occupation or Employment	Citizenship

Alan H. Fishman	1 Pierrepont Street Brooklyn, NY 11201	Retired	United States of America

Thomas Stephen Johnson	582 Island Drive Palm Beach, FL 33480	Retired	United States of America

Catherine M. Keating	Commonfund 15 Old Danbury Road Wilton, CT 06897	President and Chief Executive Officer, Commonfund	United States of America

Juan Guitard Marin	Ciudad Grupo Santander Edificio Marisma, pl.2 28660 Boadilla del Monte (Madrid), Spain	Senior Executive Vice President and Group Chief Internal Audit Division, Banco Santander, S.A.	Spain

Victor Matarranz Sanz de Madrid	Ciudad Grupo Santander Avda. De Cantabria, s/n 28660 Boadilla del Monte (Madrid), Spain	Senior Executive Vice President, Head of Santander Wealth Management Division	Spain

Scott Edward Powell	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Chief Executive Officer and President, Santander Holdings USA, Inc., Santander Consumer USA Holdings Inc. and Santander Consumer USA Inc. Senior Executive Vice President, Santander Bank, N.A.	United States of America

José Francisco Doncel Razola	Ciudad Grupo Santander Edif. Amazonia, pl. 1 Avda. De Cantabria, s/n 28660 Boadilla del Monte (Madrid), Spain	Senior Executive Vice President – Head of the Accounting and Control Division, Banco Santander S.A.	Spain

Henri-Paul Rousseau	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Vice Chairman, Power Corporation of Canada and Power Financial Corporation	Canada

Thomas Timothy Ryan, Jr.	c/o Maria Gambino Banco Santander International 1401 Brickell Ave., Suite 1500 Miami, FL 33131	Non-Executive Chairman, Santander Holdings USA, Inc. and Santander Bank, N.A.	United States of America

Richard Spillenkothen	PO Box 128 77 Christmas Tree Lane Washington, VA 22747	Non-Executive Director, Santander Holdings USA, Inc. and Santander Bank, N.A.	United States of America

Javier Maldonado Trinchant	Banco Santander International 1401 Brickell Ave. Piso 15 Miami, Florida 33131	Senior Executive Vice President, Global Head of Cost Control, Banco Santander, S.A.	Spain

Executive Officers (Who Are Not Directors)

Mahesh Aditya	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Chief Operating Officer, Santander Holdings USA, Inc.	United States of America

David Cornish	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Chief Accounting Officer, Controller, Santander Holdings USA, Inc.	United States of America

Name	Business or Residential Address	Present Principal Occupation or Employment	Citizenship

Madhukar Dayal	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Chief Executive Officer, Santander Bank, N.A. Chief Financial Officer, Santander Holdings USA, Inc. and Santander Bank, N.A.	United States of America

Daniel Griffiths	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Chief Technology Officer, Santander Holdings USA, Inc. and Santander Bank, N.A.	United States of America

Brian M. Gunn	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Chief Risk Officer, Santander Holdings USA, Inc. and Santander Bank, N.A.	United States of America

Michael Lipsitz	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Chief Legal Officer, Santander Holdings USA, Inc. and Santander Bank, N.A.	United States of America

William Wolf	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Chief Human Resources Officer, Santander Holdings USA, Inc. and Santander Bank, N.A.	United States of America